CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board Symbol:  CRMXF

 Frankfurt Stock Exchange:  DFL

WKN:  866036 Frankfurt

 U.S. 20-F Registration: 000-29870

TRENCHING TARGETS COINCIDENT GOLD GEOCHEMICAL AND GEOPHYSICAL ANOMALIES ON CREAM MINERAL’S GOLDSMITH PROPERTY, BC

May 7, 2008, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to report that it has received permit approval to resume the excavator trenching program that began in the fall 2007 on the Goldsmith Property, located in southeastern British Columbia.  The Goldsmith Property contains numerous historic (circa 1903), small, high-grade workings within a 3-kilometre belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization occurs in numerous quartz veins that range up to 5 metres in width.

Previously, Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings (see News Release dated October 9, 2007).  In 2007, six excavator trenches were dug in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in to cross-section the geology between old adits/trenches.  One trench exposed the Goldsmith V2 vein for 64 metres along its strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assay results.  An additional 20 excavator trenches, planned and permitted, will be excavated in early summer 2008 as soon as snow conditions allow.  These proposed trenches include excavating around several of the historic workings, plus exposing bedrock in areas of geochemical and geophysical anomalies.

Results from the trenches completed to date show high gold values from rock chip and grab samples, most notably in trenches GT-1, GT-2 and GT-5 (see Table below).

TRENCH #	INTERVAL (m)	DESCRIPTION	GOLD (g/t)
GT-1	2 - 3.5	1.5 metre chip	1.20
GT-1	3.5 - 5.5	2 metre chip	0.26
GT-1 Q-1	GT-1 @ 4.0 m	1-3 cm qtz veinlets	55.80
GT-1 Q-2	GT-1 @ 4.4 m	5 cm qtz vein	12.47
GT-1 Q-3	GT-1 @ 2.8 m	10-15 cm qtz vein	2.26
GT-1 Q-4	GT-1 @ 1.4 m	30 cm qtz vein	4.41

GT-2	0 - 1	1 metre chip	0.66
GT-2	1 - 2	1 metre chip	2.52
GT-2	2 - 4	2 metre chip	0.20
GT-2	4 - 6	2 metre chip	0.01
GT-2	6 - 8	2 metre chip	0.20
GT-2	8 - 10	2 metre chip	4.07
GT-2	10 - 12	2 metre chip	2.66
GT-2 Q-1	GT-2 dump	grab aspy vein	10.40
GT-2 Q-2	GT-2 @ 1.8 m	2 cm qtz vein	1.37
GT-2 Q-3	GT-2 @ 11.2 m	30-50cm qtz-aspy vein	4.23
GT-2 Q-4	GT-2 dump	grab wallrock with aspy	4.55

GT-5	@ 104 m	1 m chip with qtz stringers	5.56
GT-5	@ 105 m	20-30 cm chip qtz vein	10.26
GT-5	@ 145 m	2-8 cm chip qtz vein	0.54
GT-5	@ 170 m	1-8 cm chip qtz veinlets in shear	0.52
GT-5	@ 177 m	1.2 m chip - includes 3 qtz veins w blk sus + aspy	0.35
GT-5	@ 179 m	grab - blk sus, cpy, po, py, MnO	0.86

The planned excavator trenches for 2008 are located within a strong, greater than 2 kilometre long, gold soil geochemical anomaly coincident with a series of strong aeromagnetic anomalies.

Aeroquest Limited conducted a 160-line kilometre helicopter-borne magnetic and AeroTem II Electromagnetic survey over the Goldsmith Property in 2006.  Encouraging results from the airborne survey show that in general, conductors line up well with the regional lithological trends.  One strong conductor is continuous through the mineralized area for a distance of nearly 2.5 kilometres.  The north end of this conductor, which contains the Bullock and Goldsmith workings and coincident gold geochemical anomalies, offsets to the west.

A second strong conductor runs parallel to this first one, approximately 1.2 kilometres to the east, basically trending along the southwest side of the Lardeau River valley.  This conductor trends strongly for the length of the property and contains the Lucky Jack workings.

Total field magnetics show a large magnetic high trend, averaging 800 metres in width and lying between the two conductive zones.  The magnetic tilt derivative plot show this correlative relationship between magnetics and gold geochemistry even better, with a series of linear magnetic features trending between the two main conductors and a second slightly weaker series parallel to the southwest conductor and to the westerly offset of that conductor.  A southwest splay trends sub-parallel to the first conductor and exactly mimics the gold soil geochemical anomaly.  This area represents the main “target” for trenching in 2008.

Linda Dandy, P.Geo., is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101 and has verified the data in this news release.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212  Email: info@creamminerals.com

or

Caterina Cerquiera

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.